SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

                               OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934


For the transition period from _________________to_______________________


Commission file number  033-73340-01



             John Q. Hammons Hotels, L.P. 401(k) Plan


                   John Q. Hammons Hotels, Inc.
              300 John Q. Hammons Parkway, Suite 900
                      Springfield, MO 65806


                  John Q. Hammons Hotels, L.P.
                          401(k) Plan


                      Financial Statements

                             As of

                       December 31, 1996


                         Together With

                        Auditors' Report




                 John Q. Hammons Hotels, L.P.
                          401(k) Plan



                             Index


                                                           Page(s)
Report of Independent Public Accountants                    1-2
Statement of Net Assets Available for Plan Benefits
with Fund Information                                        3
Statement of Changes in Net Assets Available for
Plan Benefits with Fund Information                          4
Notes to Financial Statements                              5-9
Schedule of Assets Held for Investment Purposes             10
Schedule of Reportable Transactions                         11


         Report of Independent Public Accountants


To the Trustees of
         John Q. Hammons Hotels, L.P.
         401(k) Plan:

         We have audited the accompanying statement of net assets available for plan benefits, with fund information of the JOHN Q. HAMMONS HOTELS, L.P. 401(k) PLAN as of December 31, 1996 and the related statement of changes in net assets available for plan benefits, with fund information for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information of the John Q. Hammons Hotels, L.P. 401(k) Plan as of December 31, 1996 and the changes in its net assets available for plan benefits, with fund information for the year then ended in conformity with generally accepted accounting principles.

         Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Cincinnati, Ohio,
July 9, 1997.


                                   John Q. Hammons Hotels, L.P.
                                           401(k) Plan


   Statement of Net Assets Available for Plan Benefits with Fund Information

                                     As of December 31, 1996

Fund Information
Participant-directed

               John Q.      Merrill      Davis     AIM      Merrill
               Hammons      Lynch        New York  Constell Lynch
               Hotels, Inc. Retirement   Venture   ation    Growth
               Common       Preservation Fund      Fund     Fund
               Stock        Trust

Cash           $    575     $            $         $        $
Investments
at market value
Mutual Funds                  78,213      116,345   289,604   235,576
Common stock     60,116

RECEIVABLES
 Accrued income
 Employee
  contributions   1,506        2,126        2,954      7,336    2,710
 Employer
  contributions     577          891        1,161      2,794    1,059
Total assets     62,774       81,230      120,460    299,734  239,345

LIABILITIES
  Excess
  employee
  contributions  (5,930)     (1,586)       (8,163)   (15,943) (12,929)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS $56,844    $79,644        $112,297   $283,791 $226,416

Statement of Net Assets Available - continuation

                                       Non-Participant
                                       Directed

                Merrill     Merrill
                Lynch Basic Lynch
                Value Fund  Corporate
                            Bond Fund   Cash Fund     Total
Cash            $           $           $    108      $    683
Investments
at market value
(note 2)
Mutual funds     112,607     73,992                    906,337
Common Stock                                            60,116

RECEIVABLES
 accrued income                               299          299
 employee
  contributions    5,799      2,006                     24,437
 employer
  contributions    2,233        817                      9,532
Total assets     120,639     76,815           407    1,001,404

LIABILITIES
 excess employee
 contributions    (7,335)    (3,317)                   (55,203)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS $113,304   $ 73,498       $   407   $  946,201

The accompanying notes to financial statements are an integral part of this statement

John Q. Hammons Hotels, L.P.
401(k) Plan

Statement of Changes in Net Assets Availble for Plan Benefits with Fund Information

As of December 31,1996

Fund Information

Participant-Directed

                      John Q.      Merrill      Davis     AIM     Merrill
                      Hammons      Lynch        New York  Constel  Lynch
                      Hotels, Inc. Retirement   Venture   lation  Growth
                      Common       Preservation Fund      Fund    Fund
                      Stock        Trust
ADDITIONS:
 Investment income(loss):
   Interest and
      dividends      $            $ 1,843      $  5,068  $  9,152 $  16,067
   Realized and unrealized gains(losses)
    (Notes 2 and 6)   (12,401)                   10,362     6,760    15,704
   Total investment
      income (loss)   (12,401)      1,843        15,430    15,912    31,771

Contributions
  Employee             47,671      49,563        67,907   191,300   138,680
  Employer             21,666      21,611        30,476    79,157    58,620
  Total contributions  69,337      71,174        98,383   270,457   197,300

     Total additions   56,936      73,017       113,813   286,369   229,071

DEDUCTIONS
  Distributions to
     participants        (136)       (182)         (217)   (1,145)

INTERFUND TRANSFERS        44       6,809        (1,299)   (1,433)   (2,655)

Increase in net assets
available for plan
benefits                56,844     79,644       112,297    283,791   226,416

NET ASSETS AVAILABLE
FOR PLAN BENEFITS
  Beginning of year
  End of Year         $ 56,844    $79,644      $112,297   $283,791  $226,416



Statement of Changes in Net Assets Available - Continued

[CAPTION]

                      Merrill    Merrill
                      Lynch      Lynch
                      Basic      Corporate
                      Value      Bond
                      Fund       Fund         Cash Fund    Total
ADDITIONS:
  Investment income (loss)
Interest and
  Dividends           $  5,545   $  2,212     $   407       $  40,294
Realize and unrealized gains (losses)
  (Notes 2 and 6)        3,841        250                      24,516
Total investment
   income (loss)         9,386      2,462         407          64,810

Contributions:
  Employee              73,035     49,787                     617,943
  Employer              32,511     21,617                     265,658
    Total contibutions 105,546     71,404                     883,601

Total additions        114,932     73,866         407         948,411

DEDUCTIONS
  Distributions
  to participants                    (530)                     (2,210)

INTERFUND TRANSFERS     (1,628)       162

Increase in net assets available
for plan benefits      113,304      73,498        407         946,201

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS             $113,304     $73,498       $407        $946,201

The accompanying notes to financial statements are an integral part of this statement


                              John Q. Hammons Hotels,
                                        L.P.
                                    401(k) Plan


                           Notes to Financial Statements

                                 December 31, 1996



(1)      Plan Description-The following description of the John Q. Hammons
         Hotels, L.P. 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

         General--The Plan is a defined contribution plan established by John Q. Hammons Hotels, L.P. (the Company) on January 1, 1996. All employees of the Company who are age 21 or older and have completed one year of service, as defined, are eligible to participate.
         The Plan is subject to the provisions of the Employee Retirement
         Income Security Act of 1974 ("ERISA"), as amended.

         Plan Administration--Under a trust agreement dated December 21, 1995, Merrill Lynch Trust Company (Merrill Lynch) was appointed trustee for the Plan. The Plan is administered by an employee of the Company as appointed by the Company's Board of Directors.

         Contributions--Eligible employees can make voluntary contributions to the Plan on a before-tax basis, subject to certain limitations under the Internal Revenue Code (IRC). The Company provides a matching contribution equal to 50% of each participant's voluntary contribution up to a maximum of 6% of compensation per payroll period.

         Participant Account--Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income.
         Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

         Vesting--Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service.
         Participants vest according to the following schedule:

         less than three years 0% Years three through six 20% per year Seven years or more 100%

              Subsequent to the end of the plan year, The Plan was amended
             (effective May 15, 1997) to reflect a new vesting
              schedule which is summarized as follows:

         Less than two years 0% Years two through five 20% per year Six years or more 100%
         Forfeited Accounts--Any forfeited accounts will be used to reduce future employer matching contributions.

         Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

         Expenses of the Plan--The Company provides administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan.

         Participant Loans--Participant loans are not permitted by the Plan.

         Investment Options--Participants of the Plan may direct voluntary contributions to be invested in one or more selected options managed by Merrill Lynch. The investment options are as follows:

              John Q. Hammons Hotels, Inc. Common Stock   This fund provides
                   participants the opportunity to share in company ownership.
              Merrill Lynch Retirement Preservation Trust   This fund aims
                   for preservation of participants' investments, liquidity
                   and current income that is typically higher than money
                   market funds.

              Davis New York Venture Fund   This fund seeks growth of capital.

              AIM Equity Constellation Fund   This fund aims for long-term
                   growth of capital by investing principally in common
                   stocks with emphasis on medium-sized and smaller emerging
                   growth companies.

              Merrill Lynch Growth Fund   This fund seeks growth of capital
                   and income by investing in securities believed to be
                   undervalued.

              Merrill Lynch Basic Value Fund   This fund seeks capital
                   appreciation and income by investing in securities believed to be undervalued.

              Merrill Lynch Corporate Bond Fund   This fund aims to provide
                   a high level of current income through investment
                   grade corporate fixed-income securities.

              The stated objectives of these Fund options are not necessarily indicators of actual performance.
(2)      Significant Accounting Policies-

         Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.
              Actual results could differ from these estimates.

         Investment Valuation--Cash equivalents are stated at cost, which approximates fair value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Mutual funds are stated at fair value as established by Merrill Lynch.
              Realized gains and losses on the sale of investments and the unrealized appreciation (depreciation) ofinvestments are reported currently in the statement of changes in net assets available for plan benefits.

         The computation of unrealized appreciation (depreciation) in Plan investments is based on the market values of the Plan investments at yearend compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year.

(3)      Tax Status-

         The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the
         Plan was qualified and the related trust was tax-exempt for the year ended December 31, 1996.  The plan administrator is now in the
         process of requesting a ruling from   the Internal Revenue Service
         that the Plan is designed in accordance with the applicable sections of the IRC.

(4)      Priorities Upon Termination of the Plan-

         Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
         In the event of Plan termination, participants will become fully vested in their account balances including employer contributions.

(5)      Additional Information-

         The following investments have fair values in excess of five percent of net assets available for Plan benefits at:


                                                           December 31,
                                                              1996
John Q. Hammons Hotels, Inc. Common Stock                   $60,116
Merrill Lynch Retirement Preservation Trust                  78,213
Davis New York Venture Fund                                 116,345
AIM Equity Constellation Fund                               289,604
Merrill Lynch Growth Fund                                   235,576
Merrill Lynch Basic Value Fund                              112,607
Merrill Lynch Corporate Bond Fund                            73,992


During the Plan year, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                       1996
                             Mutual Funds          $ 36,917
                             Common Stock           (12,401)
                                                   $ 24,516





                           John Q. Hammons Hotels, L.P.
                                    401(k) Plan
           Item 27 (a) - Schedule of Assets Held for Investment Purposes
                              As of December 31, 1996

    Identity of Issuer,
    Borrower, Lessor or
    Similar Party            Description of Investment
                      Including Maturity Date, Rate of Interest,      Current
                      Collateral, and Par or Maturity Value    Cost   Value
Cash:
*Merrill Lynch        Cash                               $     683  $    683

Common Stock:
*John Q. Hammons
 Hotels, Inc.         Common Stock, 7,072 shares         $   72,318 $ 60,116

Mutual Funds:
*Merrill Lynch        Merrill Lynch Retiremnt
                      Preservation Trust  78,213 shares  $   78,213   78,213

                      Davis New York Venture Fund,
                      6,648  shares                         106,122  116,345

                      Aim Equity Constellation Fund
                      11,465 shares                         282,692  289,604

*Merrill Lynch        Merrill lynch Growth Fund
                      9,016 shares                          219,955  235,576

*Merrill Lynch        Merrill Lynch Basic Value Fund
                      3,632 shares                          108,759  112,607

*Merrill Lynch        Merrill Lynch Corporate Bond Fund
                      6,496 shares                           73,701   73,992

                                                           $869,442 $906,337

     *Represents a party in interest.

                 The accompanying notes to the financial statements
                       are an integral part of this schedule.





                                     SIGNATURES

     THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of
      1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                      John Q. Hammons Hotels L.P. 401 (k)


                      _(s) Mel J. Volmert_____________________
                      Mel J. Volmert
                      Executive Vice President




                                Date   July 15, 1997


















                                     Exhibit 23


                      Consent of Independent Public Accountants

       As independent public accountants, we hereby consent to the incorporation by reference of our report dated July 9, 1997 included in this Annual Report on Form 11-K for the year ended December 31,1996 of the John Q. Hammons Hotels, L.P. 401(k) Plan, into its previously filed Registration Statement File No. 033-73340-01

                                                    ARTHUR ANDERSON LLP

Cincinnati, Ohio
July 15, 1997